Ms. Jan Woo

Lega Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

June 1, 2021

Re:	Alfadan, Inc.
Amendment No. 2 to Offering Statement on Form 1-A Filed May 7, 2021 File No. 024-11494

Dear Ms. Woo:

On behalf of Alfadan, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00 p.m., Eastern Time, on Thursday, June 3, 2021, or as soon thereafter as is practicable.

Sincerely,

/s/ Alberto Francisco Araujo

Alberto Francisco Araujo

CEO and Chairman of the Board

Alfadan, Inc.